UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

1. APPOINTMENT OF DIRECTOR

The Board of Directors appointed Mr. Joseph F.X. Zahra as a director of Birks Group Inc. (the “Company”) effective November 9, 2016. Mr. Zahra is considered an independent director in accordance with the NYSE MKT Company Guide.

Mr. Zahra is a founding partner and managing director of MISCO, an independent consulting group operating in Malta and Cyprus since 1983. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Forestals Investments Ltd. and of Multi Risk Ltd. and chairman of the audit committee of Corinthia Palace Hotel Co. Ltd., Medserv plc and member of the audit committee of United Finance plc. He also serves as chairman of the investment committee of Pendergardens Developments plc and of Multi Risk Indemnity Ltd. and is a member of the investment committee of Chasophie Group Limited. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as the vice coordinator of the newly formed Council for the Economy of the Holy See since 2014.

2. DEPARTURE OF DIRECTOR

On November 15, 2016, Dr. Lorenzo Rossi di Montelera, the Company’s Chairman of the Board, advised the Company that he will be retiring from the Company’s Board of Directors as a (i) director of the Company and (ii) Chairman of the Board of Directors of the Company, each effective as of December 31, 2016, following 23 years as Chairman of the Board of the Company. The Company’s Board of Directors has appointed Niccolò Rossi di Montelera, Dr. Lorenzo Rossi di Montelera’s son, as Executive Chairman to succeed Dr. Lorenzo Rossi di Montelera, effective January 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC. (Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: November 18, 2016		Vice President, Legal Affairs and Corporate Secretary

3